EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Edible Garden AG Incorporated on Form S-8 of our report dated March 24, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Edible Garden AG Incorporated as of December 31, 2021 and 2020, and for the year ended December 31, 2021, the period from January 1, 2020 to March 31, 2020 (Predecessor operations), and the period from March 28, 2020 to December 31, 2020 (Successor operations), appearing in the Prospectus dated May 5, 2022, which is part of the Registration Statement of Edible Garden AG Incorporated on Form S-1 (File No. 333-260655).

/s/ Marcum llp

Marcum llp

Costa Mesa

September 15, 2022